126 East King Street Lancaster, Pennsylvania 17602 Tel (717) 299-5201 Fax (717) 291-4660 www.barley.com	Kimberly J. Decker, Esquire Direct Dial Number: 717-399-1506 E-mail: kdecker@barley.com

April 20, 2022

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re:	Fulton Financial Corporation (Commission File No. 001-39680)
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Fulton Financial Corporation (“Fulton”), we transmit for filing, pursuant to the Securities Act of 1933, as amended, and Rule 101 of Regulation S-T under the Securities Exchange Act of 1934, as amended, a Registration Statement on Form S-4. Please transmit a confirmation of the receipt of this transmission. The filing fee for the Registration Statement has been paid previously by wire transfer pursuant to the requirements of Regulation S-T. We note that both Fulton and Prudential are “S-3 eligible” filers for purposes of determining the type and extent of disclosure required in the Registration Statement. In addition, we note that Prudential is a “smaller reporting company”.

The enclosed Registration Statement relates to the proposed acquisition by Fulton, a Pennsylvania corporation and financial holding company regulated by the Board of Governors of the Federal Reserve System for regulatory purposes, of all of the outstanding shares of common stock of Prudential Bancorp, Inc. (“Prudential”), a Pennsylvania corporation and a bank holding company for regulatory purposes, pursuant to an Agreement and Plan of Merger (the “Agreement”) entered into by Fulton and Prudential, dated March 1, 2022. The Agreement provides that Prudential will merge with and into Fulton with each share of Prudential common stock that is outstanding at the effective time being converted into (a) $3.65 in cash and (b) 0.7974 shares of Fulton Common Stock. Outstanding options will be cashed out in an amount equal to the positive difference, if any, between the exercise price of the option and $18.25.

Fulton Bank, National Association, the wholly-owned national bank subsidiary of Fulton, and Prudential Bank, the wholly-owned state-chartered bank subsidiary of Prudential, simultaneously entered into a Bank Merger Agreement, dated March 1, 2022, pursuant to which Fulton Bank, National Association and Prudential Bank will be combined in a statutory merger under the provisions of the Pennsylvania Banking Code of 1965 and the Bank Merger Act (Section 18(c) of the Federal Deposit Insurance Act), with Fulton Bank, National Association surviving the bank merger.

Barley Snyder

Lancaster • York • Reading • Hanover • Malvern • Hunt Valley

We also note that, pursuant to Rule 14a-21(c), Prudential is required to hold a separate shareholder advisory vote to approve any agreements or understandings and compensation that must be disclosed pursuant to Item 402(t) of Regulation S-K.

Fulton and Prudential wish to mail the proxy statement/prospectus included in the Registration Statement to Prudential’s shareholders to seek approval of the Merger shortly after effectiveness of the Registration Statement in anticipation of a June 15, 2022 special meeting of the shareholders of Prudential. Closing would occur shortly after approval of the Merger by Prudential’s shareholders or, if later, shortly after all required bank regulatory approvals are received. Because the parties wish to close the transaction by the third quarter of 2022, we would appreciate receiving any comments the Commission may have on the enclosed Registration Statement as soon as possible.

Please call the undersigned if you have any questions in connection with this matter.

Very truly yours,

/s/ Kimberly J. Decker
Kimberly J. Decker

KJD:

CC (via email):

Natasha R. Luddington, Esq., Senior Executive Vice President, Chief Legal Officer and Corporate Secretary

Daniel R. Stolzer, Esq., Executive Vice President and Senior Counsel

Paul G. Mattaini, Esq.

Philip R. Bevan, Esq.